

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010

May 29, 2009

Mr. Jeffrey T. Hanson
Chief Executive Officer and Chairman
Grubb & Ellis Healthcare REIT II, Inc.
1551 N. Tustin Avenue, Suite 300
Santa Ana, CA 92705

>   **Re: Grubb & Ellis Healthcare REIT II, Inc.**
>   **Amendment No. 1 to Registration Statement on**
>   **Form S-11**
>   **Filed May 8, 2009**
>   **File No. 333-158111**

Dear Mr. Hanson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one of our letter dated April 20, 2009 and we reissue in part our prior comment. We note that your revised disclosure on page 23 states that "[you] are not obligated, through [y]our charter or otherwise, to effectuate a liquidity event." Please include this disclosure on the cover page of your prospectus and in the summary.

2.   We note your response to comments three and four of our letter dated April 20, 2009. We also note your revised disclosure on page 154 that, "In the event that a stockholder presents 100% of his or her shares for repurchase, we will waive the one-year holding period for shares purchased pursuant to the DRIP." Please advise us how this element of your plan is consistent with the relief granted by the Division of Corporation Finance in prior no-action letters.

Risk Factors, page 20

The availability and timing of cash distributions to you in uncertain …, page 24

3.   Please expand this risk factor or include a separate risk factor to discuss, as disclosed and revised on page 111, that several of your sponsor's other investment programs have decreased, suspended or terminated distributions.

Demographic Investing, page 68

4.   We have reviewed the source materials provided for the statement on page 69 noting that boomers control "approximately 75.0% of the United States' assets." The source materials state that they possess approximately 75% of the nation's "financial assets." Please clarify the asset pool being referenced and, to the extent possible, provide a definition of "financial assets."

Investment Policies and Limitations, page 75

5.   We have reviewed your response to our prior comment nine. Please tell us when you expect the board of directors to adopt a policy to limit the aggregate amount of mortgage loans outstanding on one property to 75 percent of the appraised value of the property.

Compensation Table, page 94

6.   We note your disclosure regarding the development fee under the subheading "Acquisition fees." It appears that this fee could be separate and in addition to the acquisition fee, and should be a separate fee in the table. Please revise the table accordingly. Also explain in the table or a footnote to the table how the development fee could be in addition to the acquisition fee. Also revise as necessary the compensation table in the summary.

Federal Income Tax Consequences, page 121

7.   We note that your tax opinion on page 121 opines upon the registrant qualifying to be taxed as a REIT for the taxable year ending December 31, 2009 or the first year during which you begin material operations. The tax opinion should also

opine on whether the proposed method of operation as described in the prospectus will continue to enable the company to meet the requirements for qualification and taxation as a REIT under the Code. Please revise accordingly.

8. We note that the tax opinion is qualified by assumptions and factual representations made by you to counsel concerning your business, assets and operations. The opinion, in the prospectus, should include these assumptions and factual representations. Please revise accordingly.

Redemption Rights, page 161

9. Please tell us how you will determine the value of the limited partnership units in the event your limited partners redeem their limited partnership units for cash.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Lauren B. Prevost
        Heath D. Linsky
        Morris, Manning & Martin, LLP
        Via facsimile (404) 365-9532